Exhibit 99.1

Uranium Royalty Corp. Announces C$37 Million Financing Package

Comprised of C$25 Million Bought Deal and C$12 Million Margin Loan

Not for distribution to U.S. news wire services or dissemination in the United States.

VANCOUVER, British Columbia, May 04, 2021 (GLOBE NEWSWIRE) — Uranium Royalty Corp (TSX-V: URC, NASDAQ: UROY, “URC” or the “Company”) is pleased to announce that it has entered into an agreement with a syndicate of underwriters, led by BMO Capital Markets, under which the underwriters have agreed to purchase, on a bought deal basis, 6,100,000 common shares (the “Common Shares”), at a price of C$4.10 per Common Share, for gross proceeds of approximately C$25 million (the “Offering”). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The offering is expected to close on or about May 20, 2021 and is subject to the Company receiving all necessary regulatory approvals.

The net proceeds of the offering will be used to fund future purchases of U3O8, royalty and stream interests, and for working capital.

Insiders have indicated they will participate in the purchase of Common Shares representing approximately 19% of the Offering.

Concurrent with the bought deal, URC is pleased to announce they have received a commitment letter for a C$12 million margin loan (the “Margin Loan”) from Bank of Montreal. The Margin Loan will be subject to an interest rate of 12-month USD LIBOR plus 5.50% per annum and customary margin requirements.

The Common Shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada, except Quebec, and may also be offered by way of private placement in the United States.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Uranium Royalty Corp.

Uranium Royalty Corp. is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222
Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including those regarding the expected completion of proposed acquisitions, uranium markets and expectations regarding projects in which the Company has an interest. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking statements, including, without limitation, any inability to satisfy conditions to completion of the transaction or to complete the transactions as contemplated or at all, any ability of such operators to achieve production, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in the Annual Information Form and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.